VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

May 31, 2022

Re:	UE Resorts International, Inc.

Amendment No. 3 to Registration Statement on Form F-4

File No. 333-262897

Dear Mr. Holt:

Reference is made to Amendment No. 3 to the Registration Statement on Form F-4 (No. 333-262897) of UE Resorts International, Inc., a Philippine corporation (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on May 25, 2022 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the effective date of the Registrant’s Registration Statement be accelerated so that the Registration Statement may become effective on June 2, 2022, or as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission.

We request that we be notified of such effectiveness by a telephone call to James Grandolfo of Milbank LLP at +852 2971 4848 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Byron Yip

Byron Yip

cc:	James Grandolfo, Milbank LLP

Jason Ader, 26 Capital Acquisition Corp.

Xavier Kowalski, Schulte Roth & Zabel LLP